

08029463

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48957

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER CAPITAL, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

11 BROADWAY,   ROOM 925

(No. and Street)

NEW YORK,   NEW YORK   10004

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALLEN BOXER   1212-747-0950

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAMAS B. REVAI, C.P.A.

(Name – *if individual, state last, first, middle name*)

48 WEST 48th STREET   NEW YORK,   NEW YORK   10036

(Address)   (City)   (State)   (Zip Code)

PROCESSED

MAR 2 4 2008

THOMSON FINANCIAL

SEC Mail Processing Section

MAR 03 2008

Washington, DC 101

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___ALLEN BOXER_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___ALEXANDER CAPITAL, LP_____ , as
of ___DECEMBER 31_____ , 20_07___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FEB 2 9 2008

Susan Tapley
Notary Public, State of New York
No 01TA4999804
Qualified in Queens County
Certificate filed in New York County
And Kings County
Commission Expires July 27, 2010

_____
Signature

_____CEO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761   Fax: (212) 391-2762
e-mail: revai @ usa.net

REPORT OF INDEPENDENT ACCOUNTANT

Alexander Capital, L.P.
11 Broadway
New York, N.Y. 10004

We have audited the accompanying statement of financial conditions of Alexander Capital, L.P. as of December 31, 2007 and 2006 and the related statements of income, changes in partner's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Capital, L.P. as of December 31, 2007 and 2006 and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles, accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tamas B. Revai, C.P.A.
February 28, 2007

ALEXANDER CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITIONS
as of
December 31,

ASSETS

	2007	2006
Current Assets:		
Cash and Cash Equivalents	$ 393	$ 3,628
Clearing Broker Deposits	70,000	70,000
Commission Receivable	-0-	5,018
Total Current Assets	**$ 70,393**	**$ 78,646**
Furniture and Equipment (net of accumulated depreciation $6,241 in 2007 and of $5,042 in 2006)	1,572	2,771
Total Assets	**$ 71,965**	**$ 81,417**

LIABILITIES AND PARTNERS' CAPITAL

	2007	2006
Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 23,383	$ 13,914
Loan Payable – Dell – Current Portion	1,404	1,404
Total Current Liabilities	**$ 24,787**	**$ 15,318**
Loan Payable – Dell – Non-Current Portion	2,535	1,821
Loan from Partner	13,577	-0-
Total Liabilities	**$ 40,899**	**$ 17,139**
Partners' Capital		
Partners' Capital	$ 31,066	$ 64,278
Total Partners' Capital	**$ 31,066**	**$ 64,278**
Total Liabilities and Partners' Capital	**$ 71,965**	**$ 81,417**

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL, L.P.
CHANGES IN PARTNERS CAPITAL
as of
December 31,

	2007	2006
Partners Capital at January 1,	$ 64,278	$ 69,764
Net Income (Loss)	(83,212)	(6,287)
Capital Contribution	50,000	-0-
Distribution to Partners	-0-	801
Partners Capital at December 31,	**$ 31,066**	**$ 64,278**

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL, L.P.
STATEMENT OF INCOME
For the Years Ended
December 31,

	2007	2006
Revenues:		
Commissions- Net of clearing expenses, execution charges	$ 12,686	$ 367,136
Total Revenues	**$ 12,686**	**$ 367,136**
Expenses:		
Communication	$ 14,369	$ 27,117
Depreciation	1,199	1,770
Dues and Fees	10,980	6,622
Office and Administration Expenses	19,967	118,723
Professional and Consulting Fees	1,675	26,700
Rent	34,484	29,416
Salaries and Commissions	45,867	161,237
Taxes	6,945	21,195
Total Expenses	**$ 135,486**	**$ 392,780**
Net Income/(Loss) from Operation	**$ (122,800)**	**$ (25,644)**
Other Income and Loss:		
NASD Distribution	$ 35,000	$ -0-
Interest Income	4,588	19,357
Total Other Income	**$ 39,588**	**$ 19,357**
Net Income (Loss)	**$ (83,212)**	**$ (6,287**

The accompanying notes are an integral part of the financial statements.

-4-

ALEXANDER CAPITAL, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended
December 31,

	2007	2006
Cash flows from operating activities:		
Net Income (Loss)	$ (83,212)	$ (6,287)
Adjustments to reconcile net income/(net loss) to net cash provided by (used in) operating activities:		
Depreciation	1,199	1,770
Changes in Current Assets and Current Liabilities:		
Decrease in Commission Receivable	5,018	11,589
Increase/ (Decrease) in Accounts Payable Accrued Expenses	9,469	(5,409)
Net cash provided by (used in) operating activities	**$ (67,526)**	**$ 1,663**
Increase/(Decrease) in Long Term Debt	$ 14,291	$ (895)
Capital Contribution	50.000	-0-
Distribution to Partner	-0-	801
Total Cash provided by Financing Activities	**$ 64,291**	**$ (94)**
Increase (Decrease) in Cash	**$ (3,235)**	**$ 1,569**
Cash - Beginning of year	$ 3,628	$ 2,059
Cash - End of Year	**$ 393**	**$ 3,628**

The accompanying notes are an integral part of the financial statements.

Organization:

Alexander Capital, L.P. (Company) is registered as a broker-dealer of securities. The Company operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are recorded on a settlement date basis. Most of its income is derived from commissions

The company is exempt from rule 15C3-3 of the Securities and Exchange Commission under 17CFR 240.15c3-3(k) (2) (ii)

On January 15, 2003 Nicolas Bornozis agreed to sell his 100% interest in both Alexander Capital, L.P. and Alexander Capital Holdings, Inc, a 1% partner in Alexander Capital, L.P., to Allen Boxer. On August 13, 2003 the NASD granted Alexander Capital, L.P.' continuance in membership.

Summary of Significant Accounting Policies:

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Use of Estimates:

Management of the Partnership uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Deposits with Clearing Brokers:

The Company as an introducing broker is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain collateral accounts during the term of the agreement. The Company reached agreement with National Financial Services to clear all securities through their facilities. As of December 31, 2007 security balance was $70,000.

Liabilities Subordinated to Claims of General Creditors:

At December 31, 2007 and 2006 the Company had no liabilities subordinated to claims of General creditors.

Net Capital Required:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of NASD, also provides that equity capital may not be withdrawn or cash dividends paid if, the resulting net capital ratio would exceed 10 to 1.

At December 31, 2007 the Partnership had net capital of $29,494, which was $24,494 in excess of its required net capital of $5,000. The Partnerships' net capital ratio was 1.39 TO 1.00.

During the year, Allen Boxer, Partner, gave loans to the Company and reclassified $50,000 of his loans as Capital Contributions. As of December 31, 2007 Allen Boxer had an additional $13,577 loan to the Company

Additional Partners:

During the month of October 2007, Allen Boxer sold 24.3% of his interest in the Company to each of two different, unrelated individuals. Mr. Boxer maintains controlling interest in the Company; and besides Mr. Boxer, there are no other individuals, or group of individuals that could be considered related, that own 25% or more of the Company.

-7-

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION
REQUIRED BY SEC RULE 17a – 5

TO THE PARTNERS OF
ALEXANDER CAPITAL, L.P.

We have audited the financial statements of Alexander Capital, L.P. as of and for the year ended December 31, 2007 and have issued our report thereon February 28, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commssion. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 28, 2007

Tamas B. Revai, C.P.A.

ALEXANDER CAPITAL, L.P.
BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of
December 31,

	2007	2006
Net Capital:		
Total partners' capital, qualified for net capital	$ 31,066	$ 64,278
Add: Liabilities subordinated to claims of general creditors, allowable in computation of net capital	-0-	-0-
Total Capital and allowable subordinated liabilities	$ 31,066	$ 64,278
Less: Non-allowable Assets		
Other Receivables	-0-	-0-
Fixed Assets	(1,572)	(2,771)
Net Capital	**$ 29,494**	**$ 61,507**
Aggregate Indebtedness:		
Accrued Expenses and Taxes	$ 23,383	$ 13,914
Loan from Partner	13,577	-0-
Loan Payable	3,939	3,225
Total Aggregate Indebtedness	$ 40,899	$ 17,139
Computation of Basic Net Capital Requirements:		
Minimum Capital Required	$ 2,727	$ 1,143
Minimum dollar Net Capital Requirement	**$ 5,000**	**$ 5,000**
Excess Net Capital	**$ 24,494**	**$ 56,507**
Excess Net Capital at 1000%	$ 25,404	$ 59,793
Ratio: Aggregate Indebtedness to Net Capital	1.39 to 1.00	.28 to 1.00
Percentage Debt to Debt/Equity	N/A	N/A

The accompanying notes are an integral part of the financial statements.

ALEXANDER CAPITAL L.P.
RECONCILIATION OF DIFFERENCES BETWEEN THE AMOUNTS REPORTED FOR
THE QUARTER ENDED DECEMBER 31, 2007 and
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

Net Capital, as reported in Company's FOCUS REPORT at December 31, 2006	$ 24,398
Audit adjustment:	
Decrease in accrued expenses	2,798
Capital computation error	2,298
Net Capital	$ 29,494

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLL REQUIRED BY SEC RULE 17a-5

ALEXANDER CAPITAL, L.P.

In planning and performing our audit of the consolidated financial statements of Alexander Capital, L.P. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.
Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alexander Capital, L.P., that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) conducting the daily business and keeping records as required by rule 15c3-1(a)(2)(vi).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.
This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Tamas B. Revai, C.P.A.

END